FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of Relevant Fact furnished to the Buenos Aires Stock Exchange dated February 8, 2012

Item 1.
TRANSLATION

Autonomous City of Buenos Aires, February 8, 2012

Messrs
Buenos Aires Stock Exchange

Re.: YPF – 2011 Investments and reserves additions

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that:

•	Investments surpassed Ps.13,300 million, more than 50% higher than the investments carried out in 2010.

•	Exploratory intensity and success allowed an increase of the crude oil reserves replacement ratio of over 160%.

•	Strong boost of refining and chemistry multi-year projects with a total investment of over Ps.8,000 million.

The greatest investments in YPF’s history

The investments made by YPF in 2011 reached an all time record for the company, amounting to over Ps.13,300 million. This amount outperforms the last fiscal year’s figures by 50%. Out of the total investment, more than Ps.8,900 million were assigned to the activity of exploration and production of hydrocarbons (Upstream), while more than Ps.4,200 million  was allocated to the areas of refining, logistics, chemistry, and marketing of oil products (Downstream) and Ps.200 million to other investments.

Increase of reserves upon exploratory success

In 2011, YPF added 137 million barrels of proved oil reserves, which implies that its crude oil reserve replacement ratio was over 100% for the second year running. The crude oil reserve replacement ratio is expected to be over 160% in 2011.

According to the 2010 annual reserves data published by the Argentine Energy Secretariat, YPF’s oil reserve replacement ratio amounted to 144% and its gas reserve replacement ratio was 100% during 2010.1

Among the milestones within the exploration and production sector recorded in 2011, the following are worth mentioning:

•	The discovery of non conventional oil and gas corresponding to the Vaca Muerta field that allowed a substantial addition of resources in November.2

•	Production of over 700,000 Boe of non-conventional oil in the Vaca Muerta formation.

•
The discovery of conventional oil in the block Chachahuén, located in the province of Mendoza, which added 40 million barrels in resources.2 There has not been a discovery of such magnitude in the province of Mendoza for 20 years.

•
Activity carried out in fields implied the drilling of 659 development wells, which together with secondary recovery activity, repair work and infrastructure implied a total investment in development of approximately Ps.7,000 million

•
The LNG terminal Escobar (province of Buenos Aires) was finished and its start-up took place in May 2011. It was jointly developed with ENARSA and it is operated by YPF~~;~~ It regasifies liquefied natural gas (LNG) through a Regasifying LNG Carrier which has a regasifying capacity of 17 million cubic meters per day and a storage capacity of 151,000 cubic meters of LNG.

Strong boost in downstream projects. Lujan de Cuyo and La Plata among the most efficient refineries worldwide.

Within Downstream the milestones that stand out are:

The set of multiyear projects with the aim to increase gasoline and gasoil production capacity, upgrade fuels quality, increase YPF’s logistics capacity, storage and the performance capacity of the crude oil processed in gasoil and gasoline. This set of multiyear projects will reach record figures of investment in Downstream, reaching Ps.8,600 million, approximately $2,000 million.

The main projects within this set are:

•	The new Continuous Catalytic Reforming (CCR) unit at La Plata refinery with an estimated investment of about $350 million

1 The standards of the Argentine Energy Secretariat for establishing proved reserves differ from those of the U.S. Securities and Exchange Commission.

2 NOTE ADDED TO THE TRANSLATION - As of the date hereof, no proved reserves have been recognized in connection with this discovery and the related resources may only be recognized as proved reserves once the applicable regulations and requirements for booking proved reserves issued by the Comisión Nacional de Valores (National Securities Commission) and the Securities and Exchange Commission are met.

2

that should allow an increase in the production of octane components used in high quality motor gasoline.

•	The new Cocking Retardation unit at La Plata refinery with an investment of about $440 million that should allow an increase in the production of gasoline and gasoil.

•
Two new gasoil hydrotreating units at La Plata and Lujan de Cuyo refineries, with a projected investment of about $325 million and $120 million respectively that will allow the production of high quality and low sulphur gasoil.

•	A new gasoline hydrotreating unit at Luján de Cuyo refinery with an estimated investment of around $150 million that will allow the production of low sulphur gasoil.

•	Increase in storage capacity through the construction of gasoil, gasoline and crude oil tanks with a planned investment of $250 million.

•	The upgrading of terminals for the addition of FAME and ethanol, increase of the distilling and oil pipelines capacity with a planned investment of over $365 million.

Luján of Cuyo and La Plata refineries have become international referents as regards maintenance indicators in inside industrial facilities (Solomon International Report) showing rates that position them among the best worldwide.

The three refineries operated by YPF have worked at full capacity in 2011. Also, YPF has imported 60% of gasoil and gasoline imported in the country in order to serve supply to the automobile market, importing 1.3 million m3 of gasoil and gasoline, which places YPF’s participation in the domestic market at 54% for gasoline and 59% for gasoil in 2011.

Likewise, the level of taxes and rates paid in 2011 reach the record amount of Ps. 28,000 million.

Yours faithfully,

GUILLERMO REDA
Market relations officer
YPF, S.A.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 8, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer